Exhibit 99.1

GRAVITY REPORTS NON-CONSOLIDATED FINANCIAL RESULTS FOR 2012

SEOUL, South Korea, March 27, 2013 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, announces its non-consolidated financial results for the fiscal year ended December 31, 2012, prepared in accordance with Accounting Standards for Non-Public Entities in Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2012 were KRW 40,105 million (US$ 37,719 thousand), representing a moderate decrease from KRW 40,224 million for 2011.

Royalties and licensing fees revenue for 2012 was KRW 30,486 million (US$ 28,673 thousand), representing a 6.9% decrease from KRW 32,754 million for 2011. This decrease primarily resulted from decreased revenues from Ragnarok Online in Japan, Taiwan, Hong Kong and Macau.

Subscription revenue increased by 14.1% to KRW 5,438 million (US$ 5,114 thousand) for 2012 from KRW 4,766 million for 2011. The increase resulted mainly from revenues from Finding Neverland Online, which was commercially launched in Korea in January 2012.

Mobile game revenue for 2012 was KRW 1,512 million (US$ 1,422 thousand), representing a 21.5% decrease from KRW 1,926 million for 2011.

Character merchandising and other revenue was KRW 2,669 million (US$ 2,510 thousand) for the 2012, representing a 243.1% increase from KRW 778 million in 2011. The increase was mostly driven by revenues from Ragnarok Odyssey, an action game on PS Vita platform, which was commercially released in Japan, Korea, China, the United States and Canada, and Europe during 2012.

Cost of revenues was KRW 20,304 million (US$ 19,096 thousand) for 2012, representing a 79.2% increase from KRW 11,327 million for 2011. The increase in cost of revenues was mainly attributable to increase in amortization on intangible assets and in salaries resulting primarily from the commercial launch of Ragnarok Online II in March 2012.

As a result of the foregoing factors, gross profit for 2012 was KRW 19,801 million (US$ 18,623 thousand), representing a 31.5% decrease from KRW 28,897 million for 2011. The gross profit ratio decreased to 49.4% in 2012 from 71.8% in 2011.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A decreased 4.1% to KRW 19,601 million (US$ 18,435 thousand) for 2012 compared with KRW 20,435 million for 2011. This decrease in SG&A was mostly attributed to decrease in salaries. The decrease was substantially offset by increased advertising expenses mainly due to marketing expenses for Finding Neverland Online and Ragnarok Online II and by increased R&D expenses for developing mainly for mobile games.

Based on the foregoing factors, the Company’s operating income for 2012 was KRW 200 million (US$ 188 thousand), representing a 97.6% decrease from KRW 8,462 million for 2011.

Non-operating Income and Non-operating Expenses

Non-operating income for 2012 was KRW 4,494 million (US$ 4,227 thousand) compared with KRW 5,309 million in 2011 representing a 15.4% decrease, which was primarily due to decreased foreign currency income resulting from the appreciation of the Korean Won against the Japanese Yen and the U.S. dollar during 2012.

Non-operating expenses for 2012 were KRW 15,171 million (US$ 14,269 thousand), a 162.3% increase from KRW 5,784 million in 2011, which was due primarily to increased impairment loss on equity method investments related to Gravity Games Corporation. As the estimated recoverable amount from investment securities related to Gravity Games Corporation was less than the book value of the assets in 2012, the difference was recognized as an impairment loss on equity investments.

Loss before income tax for 2012 was KRW 10,477 million (US$ 9,854 thousand), compared with income before income tax of KRW 7,987 million in 2011.

Gravity recorded a net loss of KRW 14,298 million (US$ 13,448 thousand) for 2012 compared with a net income of KRW 14,772 million for 2011.

The balance of cash and cash equivalents and short-term financial instruments was KRW 46,578 million (US$ 43,808 thousand) as of December 31, 2012.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as quoted by the Federal Reserve Bank of New York.